Exhibit 107

Calculation of Filing Fee Table

424(b)(3)

(Form Type)

SALLY BEAUTY HOLDINGS, INC.

SALLY HOLDINGS LLC

SALLY CAPITAL INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate amount of that offering is $600,000,000.

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee (1)

Newly Registered Securities

Fees to Be Paid	Debt	6.75% Notes due 2032	457(r)	$600,000,000	100.000%	$600,000,000	$147.60 per million	$88,560

Fees to Be Paid	Debt	Guarantees of 6.75% Notes due 2032	457(n)	—	—	—	—	—

TOTAL	—	—	—	$600,000,000	—	$600,000,000	$147.60 per million	$88,560

(1)	The filing fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.